UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of Management

The Company announced that Shanshan Cui has been appointed vice president of human resources, to succeed Lee Liu, senior vice president of human resources. Ms. Cui joined Baidu in January 2000, as head of the search technology group, and is one of the seven founding members of the Company. Ms. Cui left Baidu in July 2010 to pursue personal interests and rejoined Baidu in December 2017, serving as executive assistant of Baidu’s Organizational Culture Committee. In this capacity, Ms. Cui oversees employee culture and organization effectiveness, implementing initiatives, such as OKR (Objectives & Key Results) management, throughout the company.

Mr. Liu is stepping down from his role, taking advantage of the company’s leadership retirement program. Mr. Liu will assist with the transition of his responsibilities through the end of May and will assume a new role as chairman of the cloud business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Herman Yu
Name	:	Herman Yu
Title	:	Chief Financial Officer

Date: April 30, 2019